SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 11, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

11 March 2013

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notice of Dividend Currency Exchange Rates – 2013 Interim Dividend

Name of entities:
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

On 20 February 2013 we declared an interim dividend for the half year ended 31 December 2012 of 57 US cents per share. Included in the announcement was the advice that the currency conversion for Australian cents, British pence and New Zealand cents would be based on the foreign currency exchange rates on the Record Date, 8 March 2013, and for South African cents the Last Day to Trade on the JSE Limited, which was 1 March 2013(1). The following table details the currency exchange rates applicable for the dividend:

Dividend 57 US cents per share

Currency
Exchange rate
Dividend per ordinary share in local currency

Australian cents
1.025788
55.567037

British pence
1.500080
37.997973

New Zealand cents
0.826367
68.976617

South African cents(1)
9.023150
514.319550

The dividend will be paid on 28 March 2013.

Jane McAloon
Group Company Secretary

(1) On 1 March 2013 we announced to the London Stock Exchange and the JSE Limited the currency exchange rate applicable to the dividend payable in South African cents.

BHP Billiton Limited
ABN 49 004 028 077
Registered in Australia
Registered Office:
180 Lonsdale Street
Melbourne Victoria 3000

BHP Billiton Plc
Registration number 3196209
Registered in England and Wales
Registered Office:
Neathouse Place,
London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : March 11, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary